FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “ Company”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

November 7, 2012

ITEM 3 ——	News Release

A News Release was disseminated on November 7, 2012 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

The Company Announces the Filing of a Preliminary Short Form Prospectus.

ITEM 5 ——	Full Description of Material Change

The Company announces that it has filed a preliminary short form prospectus with the securities regulatory authorities in Ontario, British Columbia and Alberta in connection with a fully marketed “best efforts” offering of units (the “Offering”) through a syndicate of agents led by *****[1] and including *****[1] (collectively, the “Agents”). *****[1] is acting as a member of the selling group in connection with the Offering. The Offering may also be made in such other jurisdictions outside of Canada, including the United States and Israel as agreed between the Company and the Agents.

The Offering is subject to the receipt of all regulatory approvals, including approval of the TSX Venture Exchange and the Canadian securities regulators.

The securities referred to herein have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

_________________________________
1 This information has been redacted to be consistent with the disclosure mandated by Rule 135c under the U.S. Securities Act of 1933.

ITEM 8 ——	Executive Officer

For further information, please contact:

Alan Friedman, Executive Vice-President Corporate Development

(416) 250- 1955

ITEM 9 ——	Date of Report

November 8, 2012